Exhibit 99.9

www.rpacan.com 29 CERTIFICATE OF QUALIFIED PERSON SCOTT C. LADD I, Scott C. Ladd, P.Eng., as an author of this report entitled “Technical Report on the Atacocha Mine, Pasco Province, Central Peru” prepared for Nexa Resources S.A. and dated March 22, 2019, do hereby certify that: 1. I am Principal Mining Engineer with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7. 2. I am a graduate of the Laurentian University, Sudbury, Ontario in 1998 with a B.Eng. degree in Mining Engineering. 3. I am registered as a Professional Engineer in the Province of British Columbia (Reg. #167289). I have worked as a mining engineer for a total of 20 years since my graduation. My relevant experience for the purpose of the Technical Report is: • Principal Mining Consultant and Regional Manager responsible for Canadian operations with an Australian based mining consulting firm. Preparation of scoping, prefeasibility, and feasibility level studies and reporting for due diligence and regulatory requirements. Principal Mining Engineer with an international diamond corporation, responsible for technical and operational leadership, support, and guidance for all Canadian operating mines and projects. Director, Operations Performance Management and Strategic Mine Planning with a major Canadian mining company. Open Pit Mine Manager/Technical Services Superintendent at a coal mine in Alberta. • • • • 4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. 5. I visited the Atococha Mine on September 5 to 7, 2018. 6. I am responsible for Sections 15 and 16 and 18 to 22, and relevant disclosure in Sections 1 to 3 and 25 to 27 of the Technical Report. 7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101. 8. I have had no prior involvement with the property that is the subject of the Technical Report. 9. I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 29-1

www.rpacan.com 10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading. Dated this 22nd day of March, 2019. (Signed and Sealed) Scott C. Ladd Scott C. Ladd, P.Eng. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 29-2